Motilal Oswal Securities International Private Limited

**Financial Statements
and
Report of Independent Registered Public Accounting
Firm Pursuant to Rule 17a-5(e) (3) of the Securities
Exchange Act of 1934**

March 31, 2026



4401.

R. P. DOOA
PAREL, MUMBAI
MAHARASHTRA
Regn. No. 10497
NOTARY
GOVT. OF INDIA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 (MM/DD/YY) AND ENDING 03/31/2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

MOTILAL OSWAL TOWER, RAHIMTULLAH SAYANI ROAD, OPPOSITE PAREL ST DEPOT, PRABHADEVI
(No. and Street)

MUMBAI	INDIA	400 025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL EBERT	201-738-9373	pebert@bigapplegrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP
(Name – if individual, state last, first, and middle name)

A-94/8 WAZIRPUR INDUSTRIAL AREA		NEW DELHI	110052
(Address)	(City)	(State)	(Zip Code)

02-10-2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

R. P. DOOA Reg. No. 10497 Maharashtra NOTARY GOVERNMENT OF INDIA NOTARIAL

R. P. DOOA Reg. No. 10497 MUMBAI

OATH OR AFFIRMATION

I, Himanshu P. Varia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Motilal Oswal Securities International Private Limited, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

R. P. DOOA Reg. No. 10497 Maharashtra NOTARY GOVERNMENT OF INDIA

Signature: [signature]

Title: Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Before me

1/7/26

NOTARY REGISTER ENTRY

RAKESH P. DOOA
B. Com., LL.B.

Motilal Oswal Securities International Private Limited

Table of Contents
March 31, 2026



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Motilal Oswal Securities International Private Limited

Opinion on the Financial Statements

We have audited the accompanying financial statements of **Motilal Oswal Securities International Private Limited** (the "Company ") as of March 31, 2026, and the related statements of operations and comprehensive income, changes in stockholder's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I - Computation of Net Capital Pursuant under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission and Schedule III - Information Relating to the Computation for Determination of Requirements and Information for Possession or Control Requirements Under Rule 15c3-1 for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial





MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in Schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

_____
Mercurius & Associates LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
July 03, 2026



Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

Assets
Current Assets

Cash and Cash Equivalents	$	822,512
Accounts Receivable:		
Unbilled Receivable from Parent		34,714
Accounts Receivable from Parent		7,206
Tax Receivable		34,620
Total Current Assets	**$**	**899,052**

Other Current Assets

Prepaid expenses and Other assets	$	-
Advance against expenses		3,330
Total Other Current Assets	**$**	**3,330**

Non Current Assets

Deferred Taxes	$	3,739
Fixed Asset		26
Total Non Current Assets	**$**	**3,765**

Total Assets	**$**	**906,147**

Liabilities and Stockholder's Equity

Accounts Payable	$	15,678
Short Term Provisions		170,473
Tax Liabilities		7,685
Total Current Liabilities	**$**	**193,836**
Long Term Provision		12,504
Total Liabilities	**$**	**206,340**

Stockholder's Equity

Common Stock, $0.2028 par value		
10,000,000 authorized, 4,569,200 shares issued and outstanding		926,944
Retained Earnings		214,813
Accumulated Other Comprehensive Loss		(441,950)
Total Stockholder's Equity		**699,807**
Total Liabilities and Stockholder's Equity	**$**	**906,147**

Motilal Oswal Securities International Private Limited
STATEMENT OF OPERATIONS and COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2026

Revenue		
Advisory Fees from Related Party	$	514,063
Interest Income		2,054
Total Revenue	$	516,117
Operating Expenses		
Salary and Employee Benefits		345,455
Professional Services		72,912
Occupancy and Equipment		8,154
Regulatory Fees		3,052
Other General Administrative		17,438
Total Operating Expenses		447,011
Net Income from Operations before Other Comprehensive Income and Income Tax		69,106
Income Tax Expense		
Current tax	14,738	
Deferred tax	10	
Prior period tax adjustments	2,732	
		17,480
Net Income after Income Tax Expense		51,626
Other Comprehensive Income(Loss)		
Acturial Gain on post retirement benefit plan (Net of Tax)		1,359
Foreign Currency Translation Adjustment		(66,941)
Comprehensive Income	$	(13,956)

The accompanying notes are an integral part of this financial statement.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2026

	Common Stock		Retained Earnings	Accumulated Other Comprehensive -Loss	Total Stockholder's Equity
	Shares	Amount			
Balance - March 31, 2025	4,569,200	$ 926,944	$ 163,187	$ (376,369)	$ 713,763
Net Income			51,626		$ 51,626
Actuary Gain (Net of Tax)				1,359	$ 1,359
Foreign Currency Translation				(66,941)	$ (66,941)
Balance - March 31, 2026	4,569,200	$ 926,944	$ 214,813	$ (441,950)	$ 699,807

The accompanying notes are an integral part of these financial statements

OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2026

Cash Flows from Operating Activities

Profit Before Tax	69,106
Acturial Gain	1,359
Foreign Currency Translation Adjustment	(66,941)
Adjustments to reconcile net income to net cash used in operating activities:	
(Increases) Decreases in operating assets and liabilities:	
Decrease In Accounts Receivable	92,278
Decrease in Prepaid Expenses	446
Decrease in Tax Receivable	8,939
Increase in Advance against Expenses	(3,330)
Decrease in Trade payables	(8,844)
Decrease in Short Term Provisions	(29,857)
Decrease in Tax Liabilities	(658)
Decrease in Long Term Provisions	(2,016)
Decrease in Deferred Tax Assets	856
Cash Generated from Operating Activities	61,338

Income tax Net of Refund	$	(17,480)
Net Cash Provided in Operating Activities		43,858
Cash Flows from Investing Activities		2
Cash Flows from Financing Activities		
Effect of exchange rate changes on cash and cash equivalents		
Net Increase in Cash and Cash Equivalents		43,860
Cash and Cash Equivalents - Beginning of period	$	778,652
Cash and Cash Equivalents - End of period		822,512

The accompanying notes are an integral part of this financial statement.

NOTE 1 - DESCRIPTION OF BUSINESS

Motilal Oswal Securities International Private Limited (the "Company") is a corporation formed under Indian law and is a wholly owned subsidiary of Motilal Oswal Financial Services Limited, (the "Parent") a brokerage firm located in India and registered with Securities and Exchange Board of India (SEBI), National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The Company's principal place of business is in Mumbai, India. The Company acts as a broker dealer for US institutional investors and institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity to its Parent. The Company also distributes research prepared by the Parent to such major US institutional investors and serve as a "chaperoning" broker dealer pursuant to Rule 15a-6 (a)(3).

The Company was approved as a US FINRA registered broker-dealer on January 4, 2013.

The Company is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The Company's operating cash account is maintained in Indian Rupees and is not subject to Federal Deposit Insurance Corporation (FDIC) rules and regulations. The cash balance is subject to currency fluctuations vs the US DOLLAR (USD).

(c) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid expenses, other receivables, accounts receivable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy That prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(e) Income Taxes

The Company files tax returns in India and is subject to income tax examination by the taxing jurisdiction. Additionally, the Company is not required to file taxes within the U.S. tax jurisdiction. The Company had no uncertain tax positions at March 31, 2026, and there were no tax related penalties or interest for the year reported in these financial statements.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains its cash balances at major financial institutions which at times may exceed insured limits. The Company's operating cash account is maintained in Indian Rupees with scheduled commercial banks regulated by the Reserve Bank of India (RBI) under the DICGC scheme. Amounts exceeding the insured limit are subject to counterparty risk, resulting in potential risk concentration.

(g) Revenue and Expense Recognition

The Company serves as a "chaperoning" broker dealer pursuant to Rule 15a-6(a)(3). The Company earns fees from its Parent in accordance with the related service level agreement. The realized and earned revenues recorded has a persuasive evidence of an arrangement, delivery of the services has occurred, the price of such services is fixed and determinable and collectability is reasonably assured. The Company will not receive any compensation directly from US clients, and the Company will disclose to its clients that it will receive remuneration for its services from the Parent.

The Company follows a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

(h) Foreign Currency

Results of operations have been translated from its local currency, Indian Rupees to the U.S. Dollar using monthly average exchange rates during the period, while assets and liabilities are translated at the exchange rate at the reporting date. Gains and losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive loss and are shown as a separate component of stockholder's equity. Foreign currency losses are included in the Statement of operations and comprehensive loss for the year ended March 31, 2026. Conversion of INR to USD is based on the Foreign Exchange rates provided by oanda.com, a market maker of FX rates.

(i) Prepaid Taxes

In accordance with the Indian income tax laws applicable to the Company, certain taxes have been withheld and provided to the government and are reflected as prepaid taxes on the statement of financial condition.

(j) Recent Accounting Pronouncements

There were no new accounting pronouncements relevant for the year ended March 31, 2026, that we believe would have a material impact on our financial position or results o of operations.

NOTE 3 – PREPAID EXPENSES.

The Company has no Prepaid Expenses as of March 31, 2026.

NOTE 4 – NET CAPITAL REQUIREMENTS.

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1) and has elected to operate under paragraph (a)(i)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or two percent of aggregate indebtedness items and requires that the ratio of aggregate indebtedness. At March 31, 2026, the Company had net capital of $451,859 which was $201.859 in excess of its required net capital of $250,000.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 5 – RELATED PARTY TRANSACTIONS.

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein.

The Company received from its Parent $514,063.00 in the form of Advisory Fees for the year ended March 31, 2026.

The Company paid rent to the Parent of $8,154 and Business Support Fees of $10,872 during the period ended March 31, 2026.

The Company is owed $7,206 from the Parent related to earned revenue and $34,714 related to unbilled revenue as at March 31, 2026.

The Company also paid remuneration to Mr. Himanshu Varia, who serves as Senior Group Vice President, CCO, CEO and is considered a Key Management Personnel (KMP).

The total compensation paid to KMP for 2025-26 against services rendered in his capacity as Senior Group Vice President, CCO, CEO amounted to $172,250.00 for the year ended March 31, 2026. The compensation includes salary, bonuses, non-cash perquisite, non-taxable reimbursement and allowances and other employment benefits.

NOTE 6 – INCOME TAXES

The provision for income taxes consists of the following for the period ended March 31, 2026:

Current expense $14,738

Deferred expense	10
Prior period tax adjustment	2,732
Provision for income taxes	$(17,480)

The Company's total deferred tax assets and liabilities at March 31, 2026 are as follows:

Deferred tax assets	$3,739
Valuation allowance	----
	$3,739
Deferred tax liabilities	----
Net deferred income tax asset	$3,739

Management believes a valuation allowance is not deemed necessary as the Company expects to receive the full benefit of the deferred tax asset.

NOTE 7- PROPERTY PLANT AND EQUIPMENT

The Company writes off assets over a 3-to-5-year period. For the year ended March 31, 2026, the Company expensed $0.

NOTE 8– STOCKHOLDER'S EQUITY

The Company is a corporation formed under Indian law with 10,000,000 shares authorized with a par value of $0.2028. As of March 31, 2026 there are 4,569,200 shares issued and outstanding.

NOTE 9– SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a negative material impact on its financial statements.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a broker-dealer to enable the Parent to better serve its worldwide customers as well as have greater coverage for its investment banking revenue base. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note No 4), which is not a measure of profit and loss, to make operational decisions while

maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note No 2). The Company derived 100 % of total revenues earned during the year ended March 31, 2026 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2026

Net Capital

Total Shareholders' Equity		$ 699,806

Deductions and Charges

Non-allowable assets:		
Fixed Asset	26	
Due from Parent	41,919	
Loan & Advances	37,951	
Deferred Taxes Receivable	3,739	
Total non-allowable assets		83,635

Net Capital before Haircut on Securities Owned
(Tentative Net Capital) 616,171

Haircuts on Securities

Foreign currency position	164,312	

Total Haircuts on Securities Owned 164,312

Net Capital 451,859

Computation of Alternative Net Capital Requirement

Net Capital Requirement 250,000

Net Capital in Excess of Requirement $ 201,859

Net Capital in excess of the greater of 5% of combined aggregate
debit items or 120% of minimum net capital requirement $ 175,397

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

RECONCILIATION PURSUANT TO RULE
17a-5(d)(4)

March 31, 2026

Reconciliation with the Company's computation included in
Part II of Form X-17A-5 as of March 31, 2026

Net Capital as reported in Company's Part II (unaudited)
Focus report $ 451,859

Net capital computation contained herein $ 451,859

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
No material differences exist between the net capital computation
above and the computation included in the FOCUS Form X-17a-5
Part II.

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE

INFORMATION RELATING TO COMPUTATION FOR DETERMINA
OF REQUIREMENTS AND INFORMATION FOR POSSESSION OR CC
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMM

March 31, 2026

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission u
paragraph (k)(2)(i) of that Rule.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of
Motilal Oswal Securities International Private Limited**

We have reviewed management's statement, included in the accompanying Motilal Oswal Securities International Private Limited, Exemption Report (the "Exemption Report"), in which

(1) **Motilal Oswal Securities International Private Limited** (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 **k(2)(i)** (the "exemption provisions"); and

(2) The Company stated that they met the identified exemption provisions throughout the year ended March 31, 2026, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(i)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

_____
Mercurius & Associates LLP

New Delhi, India
July 03, 2026



LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED

Rule 15c3-3 Exemption Report

For the year ended March 31, 2026

In accordance with the Finra membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of the Company, it is in compliance with Rule 15c3-3 and has been throughout the year ended March 31, 2026, without exception.

Himanshu P. Varia
CCO



MERCURIUS
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the **Shareholders and Board of Directors**
Motilal Oswal Securities International Private Limited

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Motilal Oswal Securities International Private Limited (the "Company") for the year ended March 31, 2026. Management of Motilal Oswal Securities International Private Limited is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2026, with the total revenue amounts reported in Form SIPC-7 for the year ended March 31, 2026, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form





MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
July 03, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   3/31/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   *SEC No.*
MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED   8-69093

For the fiscal period beginning   4/1/2025   and ending   3/31/2026

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1   Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 516,117.00

2   Additions:

  a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

  b Net loss from principal transactions in securities in trading accounts.

  c Net loss from principal transactions in commodities in trading accounts.

  d Interest and dividend expense deducted in determining item 1.

  e Net loss from management of or participation in the underwriting or distribution of securities.

  f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.

  g Net loss from securities in investment accounts.

  h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3   Add lines 1 and 2h $ 516,117.00

4   Deductions:

  a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

  b Revenues from commodity transactions.

  c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

  d Reimbursements for postage in connection with proxy solicitations.

  e Net gain from securities in investment accounts.

  f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

  g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

  h Other revenue not related either directly or indirectly to the securities business.

  Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income

  b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)

  c Enter the greater of line 5a or 5b $ 0.00

6   Add lines 4a through 4h and 5c. This is your **total deductions**. $ 0.00

7   Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. $ 516,117.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended   3/31/2026

8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 774.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2026_ SIPC-7 or 7A	$ 786.00

11
  a Overpayment(s) applied on all _2026_ SIPC-6 and 6A(s) $ 0.00
  b Overpayment(s) applied on all _2026_ SIPC-7 and 7A(s) $ 0.00
  c Any other overpayments applied $ 0.00
  d All payments applied for _2026_ SIPC-6 and 6A(s) $ 393.00
  e All payments applied for _2026_ SIPC-7 and 7A(s) $ 393.00
  f Add lines 11a through 11e $ 786.00

12 **LESSER** of line 10 or 11f. $ 786.00

13
  a Amount from line 8 $ 774.00
  b Amount from line 9 $ 0.00
  c Amount from line 12 $ 786.00
  d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. ($ 12.00)

14 Interest (see instructions) for ___29___ days late at 20% per annum $ 0.00

15 **Amount you owe SIPC**. Add lines 13d and 14. $ 0.00

16 Overpayment/credit carried forward (if applicable) ($ 12.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-69093	DEA: FINRA	2026	Mar

MEMBER NAME
MAILING ADDRESS MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED
MOTILAL OSWAL TOWERS GOKHALE&SAYANI RD
MAHARASHTRA

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

MOTILAL OSWAL SECURITIES INTERNATIONAL PRIVATE LIMITED	Paul Ebert
(Name of SIPC Member)	(Authorized Signatory)
6/30/2026	pebert@bigapplegrp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.